SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02044185

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 17, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2002

SCOR
(Registrant)

By: A. CHNEIWEISS
General Secretary and
Group Senior Vice-President
of Group Legal Affairs

May 31, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

SCOR successfully places EUR 200 million 5-year Senior notes

As part of its ongoing strategy to optimise its short and medium term debt, SCOR has just finalised the placement of a 5-year, 5.25%, Senior notes issue.

Taking advantage of very favorable market conditions, the Group successfully placed EUR 200 million, due on June 21st, 2007, at a yield to maturity of 5.395%, i.e. with a spread of 45 bps over Mid-swap.

"In the light of present market conditions and our own interest rate expectations, we felt that the timing was right to lengthen the presently very short average duration of our outstanding debt. This issue will be used entirely to consolidate part of our existing Commercial Paper. It does not alter the Group's overall debt ratio and gives us additional financial leeway."

François REACH, Group Executive VP - Finance

The successful placement of the notes gives evidence of investor's confidence and strong interest in SCOR. CDC IXIS Capital Markets was lead-manager and sole bookrunner of the issue and Natexis BP, CIC and San Paolo IMI were co-lead managers.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

June 4, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

A new milestone for SCOR in the field of electronic exchanges

SCOR reaffirms its commitment to the development of electronic exchanges, and reaches a new milestone: 6,000 reinsurance accounts have now been fully processed automatically.

Building on Omega, the global information and management system installed throughout the Group's network worldwide since 1999, SCOR has anticipated the gradual generalisation of insurance and reinsurance-related electronic exchanges. The development of Omega has completely integrated the reception of ACORD (Association for Cooperative Operations Research and Development) standard electronic messages for technical reinsurance accounts and payments, and their completely automatic processing.

These realizations were honoured at the annual ACORD conference, held in Orlando in May, during which SCOR received three Awards for excellence in this field.

SCOR continues to work with its major business partners in order to further promote electronic exchanges.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

June 12, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

SCOR signs a partnership agreement to develop its annuity life reinsurance portfolio in the United States

SCOR has just signed a partnership agreement for the distribution and management of annuity insurance products with the Legacy Marketing Group*, in California.

Insurance policies will be written by Investors Insurance Corporation (IIC), a US direct insurance company acquired by the Group when it took over PartnerRe Life in August 2000, and reinsured by SCOR. This alliance also includes an arrangement which could effectively transfer the ownership of IIC to Legacy Marketing Group within a five-year period.

"Since we entered the US Life market less than two years ago, we have been highly successful in developing our traditional business portfolio, and now reinsure some thirty major Life insurance companies. This new partnership will significantly enhance SCOR's annuities reinsurance portfolio (fixed and indexed annuities), in line with our strategy".

Romain Durand,

Group Executive Vice President - Life

* Legacy Marketing Group comprises a distribution network of 22,000 independent agents specialized in the development, distribution and administration of insurance products, with a particular focus on annuities. Legacy has been present in the annuity market for more than 10 years. Over the past five years, it has distributed fixed annuity products amounting to nearly USD 7.5 billion.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.